ELPIDA

File No. 82-34850

August 8, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

To whom it may concern:

For our enjoying exemption under the Rule 12g3-2(b) of the Securities Exchange Act of 1934 from certain disclosure requirement applicable to a foreign private issuer, we hereby furnish the following materials:

- Summary translation in English language of documents originally filed to Tokyo Stock Exchange or distributed to our shareholder and/or to public only in Japanese language during a period from April 26 to August 7 in year 2008, as per attached as Annex A.

- Documents originally filed or distributed to our shareholder and/or to the public in English language during a period from April 26 to August 7 in year 2008, as per attached as Annex B.

If you have any questions, you can contact to me or my colleague, Yoshimi Yamanaka (Ms.), Legal Group at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

By Kenji Morimoto
Kenji Morimoto
Executive Manager, Legal Group
Elpida Memory, Inc.

Enclosures

ANNEX A

ENGLISH SUMMARY TRANSLATIONS OF JAPANESE DOCUMENTS

	Date	Title
1.	2008/5/22	New relating to the Stock Options
2.	2008/6/4	Ordinary General Shareholders Meeting Following the Close of the 9th Fiscal Year
3.	2008/6/24	Resolution of Ordinary General Shareholders Meeting following the Close of the 9th Fiscal Year

SUMMARY TRANSLATION

2. New release "New relating to the Stock Options"

[Summary Translation]
May 22nd, 2008

I. Reason for the issuance of Stock Option to persons other than shareholders on especially favorable terms

The Stock Options will be issued, for no consideration, to directors, officers, statutory auditors or employees of Elpida Memory, Inc. (the "Company") or its subsidiaries, to provide them with an incentive towards achieving better business performance and to retain and attract talented individuals.

II. Total number of the Stock Option, the offering terms of which may be determined pursuant to delegation by the resolution of shareholders meeting

1000

III. Issue price of the Stock Options

No consideration shall be paid.

IV. Terms of Stock Options

(1) Class and number of shares to be issued upon exercise of the Stock Options

The class of shares to be issued upon exercise of the Stock Options is common stock, and the number of shares to be issued upon exercise of each Stock Option("Number of Shares") is 100 shares.

If, after the issuance of the Stock Options, the Company splits or consolidates its common stock, the Number of Shares shall be adjusted according to the following formula. This adjustment is made only to the number of shares that have not yet been issued as of the time of such adjustment. Any fraction of a share of that arises as a result of an asjustment will be rounded down to the nearest number of shares.

Number of Shares after adjustment	=	Number of Shares before adjustment	× Ration of split or consolidation

In addition, the Number of Shares that have not yet been issued at the time of such adjustment may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company in such event that reasonably requires adjustment of the Number of Shares, such as an absorption-type merger under the condition the Company becomes the surviving corporation, share exchange that permits the Company to wholly own the other corporation, absorption-type corporate demerger under the condition

the Company becomes the succession corpotaion.

(2) The price to be paid upon exercise of each Stock Option :

The price to be paid upon exercise of each Stock Option shall be calculated by multiplying (a) the subscription price per share to be issued upon the exercise of each Stock Option (the "Subscription Price") by (b) the Number of Shares.

The Subscription Price shall be the price 1.05 times larger than an average closing price of common stock of the Company at the Tokyo Stock Exchange in a month immediately before the month when the Stock Options are allotted and shall be rounded up to the nearest yen; provided, however, that, if such price is lower than the closing price at the date when Stock Options are issued shall be the Subscription Price.

If the Company issues new shares or dispose of its own common stock for treasury at the price below a fair market price, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of shares newly issued} \times \text{Amount paid per share}}{\text{Share price before issuance of new shares}}}{\text{Number of shares (already issued + newly issued)}}$$

If the above formula, "Number of shares already issued" means the number which subtract the treasury common stock held by the Company from the total shares already issued, and in the event that the Company disposes of its own common stock for treasury, "newly issued" shall be read as "to be disposed" and "Share price before issuance of new shares" shall be read as "Share price before disposition of shares".

If, after the allotment of the Stock Option, the Company splits or consolidates its common stock, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{1}{\text{Ration of split or consolidation}}$$

In addition, after the allotment of the Stock Option, the subscription price per share may, to the extent necessary and reasonable, be adjusted and rounded up to the nearest yen in a way deemed appropriate by the Company in such event type merger under the condition that the Company becomes the surviving corporation, share exchange the permits the Company to wholly own the other corporation, absorption-type corporate demerger under the condition that the Company becomes the succession corpotaion.

(3) Exercise period of the Stock Option:

The period to be resolved at the board of directors during the period from July 1st, 2010 to March 31st, 2016.

(4) Condition for exercise of Stock Option:

(a) A person to whom Stock Option are allocated must hold the position of either a director, statutory auditor, officer or employee of the Company, or of the companies more than 50% of the total voting rights of which are owned directly or indirectly by the Company through the date when Stock Option is allocated to a person to the time of the exercise of each Stock Option; provided, however, that this item (a) shall not be applied to cases due to the completion of his/her term of office, or his/her reaching retirement age, or due to reasonable reasons.

(b) When a person to whom Stock Options are allocated dies, the Stock Options may be inherited. When an heir of a person to whom Stock Options are allocated dies, the Stock Options may not be inherited.

(c) In the event that the Stock Options is pledged or disposed of in any other way, the exercise of such Stock Options shall not be approved.

(d) Others terms and conditions for exercise of Stock Options shall be determined in the "Elpida Memory, Inc. Stock Option Allotment Agreement" between the Company and the person to whom the Stock Options are allocated, terms and conditions of which will be determined pursuant to the resolutions of the general meeting of the shareholders and the meeting of the Board of Directors.

(5) Capital and additional paid-in capital to be increased in the case that new shares will be issued on the exercise of Stock Options.

(a) The capital to be increased in the case of issuance of new shares on the exercise of Stock Options is one half of limit of the capital calculated in accordance with Article 40 of the Corporation Accounting Rule (kaisha keisan kisoku), and shall be rounded up to the nearest yen.

(b) The additional paid-in capital to be increased in the case of issuance of new shares on the exercise of Stock Options is the rest which subtracted the capital to be increased provided in (a) above from the limit of the

increased capital provided in (a) above.

(6) Restriction on the transfer of Stock Options

Any transfer of Stock Options shall require the approval of the Board of Directors of the Company.

(7) Conditions to acquire the Stock Options: The Company may acquire, for no consideration, any Stock Option on the date resolved at the board of directors in the following cases:

(a) The general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall become an expired company, (ii) any demerger agreement or demerger plan pursuant to which the Company shall be split or (iii) any share exchange of share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company; or,

(b) The Stock Options are non-exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of Stock Options provided in (4) above.

(8) Detailed items

The detailed items relating to the Stock Options shall be determined with the resolution at the board of directors.

Date of Notice: June 04, 2008

Elpida Memory, Inc.

Ordinary General Shareholders Meeting Following the Close of the 9th Fiscal Year

Date & Time: Tuesday, June 24, 2008; 10:00AM

Meeting Location: Bellesalle Kanda

7 Kandamitoshiro-cho, Chiyoda-ku, Tokyo, Japan

AGENDA ITEMS

Matters to be reported

1. Report on Business Report, Consolidated Financial Statements for the 9th fiscal year (from April 1, 2007 to March 31, 2008) and the results of audit of the Consolidated Financial Statements by registered public accountants and the Board of Corporate Auditors.
2. Report on Non-Consolidated Financial Statements for the 9th fiscal year (from April 1, 2007 to March 31, 2008).

Matters to be resolved

Item 1:	Election of eight (8) Directors
Item 2:	Election of one (1) alternate Corporate Auditor
Item 3:	Issuance of new equity subscription rights as stock options
Item 4:	Issuance of new equity subscription rights as stock options to Directors and Corporate Auditors

Item 1: Election of Eight (8) Directors

The terms of office of seven (7) Directors will be terminated at the close of this Ordinary General Shareholders Meeting. Accordingly, the following eight (8) candidates are proposed to be appointed as the new Directors, including the additional one (1) candidate to enhance the management. The candidates for Directors are as follows:

1. Yukio Sakamoto, President, Representative Director and Chief Executive Officer of Elpida Memory, Inc. (current position); an Outside Director of Akita Elpida Memory, Inc. (current position); and a Director of Rexchip Electronics Corporation (current position);
2. Shuichi Otsuka, a Director and Chief Operating Officer of Elpida Memory, Inc. (current position); and a Director of Rexchip Electronics Corporation (current position);
3. Takao Adachi, a Director and Chief Technology Officer of Elpida Memory, Inc. (current position); and a Director of Rexchip Electronics Corporation (current position);
4. Hideki Gomi*, an Officer and Hiroshima Plant Manager of Elpida Memory, Inc. (current position);
5. Toshio Nohara, an Outside Director of Elpida Memory, Inc. (current position); and a Corporate Auditor of Renesas Technology Corp. (current position);
6. Kosei Nomiya, an Outside Director of Elpida Memory, Inc. (current position); Director of Semiconductor Equipment and Materials International (current position); and Chairman of Ultratech JAPAN KK (current position);
7. Tsutomu Niimura, an Outside Director of Elpida Memory, Inc. (current position); an Executive Alumnus of Sony Corporation (current position); and an Outside Director of PALTEK CORPORATION (current position); and
8. Tsugio Makimoto, an Outside Director of Elpida Memory, Inc. (current position); the Representative of TechnoVision Consulting (current position); and the Representative Director of PDF Solutions, KK. (current position).

[*New Director]

Notes:

1. No significant conflict of interest exists between each of the candidates and the Company.
2. The matters relating to the candidates for the Outside Directors are as follows:

   (1) Candidates Toshio Nohara, Kosei Nomiya, Tsutomu Niimura and Tsugio Makimoto qualify as Outside Directors under Item 7, Article 2-3 of the Ordinance for Enforcement of the Company Act.

   (2) The reason that such candidates are proposed:

   (i) The candidates, Mr. Toshio Nohara, Mr. Kosei Nomiya and Mr. Tsugio Makimoto have a plenty of knowledge and career experience in

semiconductor industry and have actually given useful advice for our business.

(ii) The candidate, Mr. Tsutomu Niimura has a plenty of knowledge and career experience in home electronics industry and has actually given useful advice based on market trend.

(3) Period from inauguration to Outside Directors of our company (until the close of this Ordinary General Shareholders Meeting):

Mr. Toshio Nohara: 5 years and 2 months

Mr. Kosei Nomiya: 3 years and 9 months

Mr. Tsutomu Niimura and Mr. Tsugio Makimoto: 2 years

(4) Outline of Limited Liability Agreement:

The company and each of Mr. Toshio Nohara, Mr. Kosei Nomiya, Mr. Tsutomu Niimura and Mr. Tsugio Makimoto have entered into the limited liability agreement provided in Article 423-1 of Company Act in accordance with Article 427-1 of the Company Act. The upper limit of the liability for each Outside Director under such agreements will be 10 million yen or the total amount of money stipulated in Items 1 and 2 of Article 425-1 of the Company Act, whichever is higher. And subject to approval for election from the Ordinary General Shareholders Meeting, they will enter into the same limited liability agreements with the Company.

Item 2: Election of One (1) Alternate Corporate Auditor

It is proposed that one (1) alternate Outside Corporate Auditor be elected in case of vacancy on Outside Corporate Auditors required under the Company Act.

The candidate for an alternate Corporate Auditor, to whom the Board of Corporate Auditors has consented, is Yoriko Noma, Esq, Partner, Miyakezaka Sogo Law Office; current Corporate Auditor, Nippon Computer Systems Corp. and Oracle Corporation Japan.

Notes:

1. No significant conflict of interest exists between candidate Yoriko Noma and the Company.
2. The candidate is a candidate for an alternate Outside Corporate Auditor in accordance with Item 8, Article 2-3 of the Ordinance of Enforcement of Company Act.
3. The candidate is has knowledge and experiences in legal, finance and accounting practice, which we would expect to take advantage of in order to enhance the Company's auditing system. Although Ms. Noma has not been involved in the management of companies, she is has professional background and experience as above, it has been concluded that she will be able to execute the duties of the

Outside Corporate Auditor.

4. The company and an Outside Auditor have entered into the limited liability agreement provided in Article 423-1 of Company Act in accordance with Article 427-1 of the Company Act. The upper limit of the liability for each Outside Director under such agreements will be 10 million yen or the total amount of money stipulated in Items 1 and 2 of Article 425-1 of the Company Act, whichever is higher. If Ms. Noma assumes the office of Outside Corporate Auditor such an agreement will also be made with her at the time of the assumption.

Item 3: Issuance of new equity subscription rights as stock options

It is proposed that new share subscription rights as stock options (the "Rights") be granted gratis to employees, officers, Directors and/or Corporate Auditors of the Company and its subsidiaries and the decisions about details of the Rights scheme be delegated to the Board of Directors.

1. Reason for granting the Rights with favor to persons other than current shareholders:
   To raise the motivation and morale of employees, officers, Directors, and/or Corporate Auditors of the Company and its subsidiaries in order to improve business performance and to make it easier for the Company to recruit and hire talented personnel.
2. Total number of the Rights to be granted:
   Not exceeding 1,000 units
3. Consideration for granting the Rights:
   Gratis.
4. Basic conditions of the Rights
   (1) Class and number of shares to be issued upon exercising the Rights:
   The class of shares to be issued or transferred upon exercise of the Rights will be shares of common stock of the Company, and the number of shares to be issued or transferred upon each exercise of one unit of the Rights (hereafter referred to as the "Number of Shares Granted") will be 100 shares of common stock of the Company.
   The Number of Shares Granted will be amended by the Company in the event that, after the grant of the Rights, the Company carries out a stock split or a consolidation of the shares of common stock of the Company, or the Company will merge with or will be merged into another company and the like.
   (2) Amounts of value to be invested at the time of exercising the Rights:
   The subscription prices of new shares of common stock in return for exercising each of one unit of the Rights will be the amount obtained by multiplying the subscription price per share (herein below stated) by the Number of Shares Granted.
   The price upon exercise of the Rights:
   The subscription price per share of the Rights will be determined at the higher of

1.05 of average market quotation of the shares of the Company at the closing of each trading date on the Tokyo Stock Exchange during the month that precedes the month in which the Right is granted, or the closing price at the date of grant of Rights. The above subscription price will be amended, in the event that the Company will issue the common share of stocks with the price less than the market value or that, after the grant of the Rights, the Company carries out a stock split or a consolidation of the shares of common stock of the Company, or the Company will merge with or will be merged into other company and the like.

(3) Valid Terms for exercising the Rights:
The valid terms for exercising the Rights will be certain period that fall within July 1, 2010 and March 31, 2014, which will be determined by the Board of Directors.

(4) Conditions for exercising the Rights:

I. Only the holders of the Rights to be granted hereunder may exercise the Rights only when they continue to be employees, officers, Directors and/or Corporate Auditors of the Company or its subsidiaries throughout the period from the date of grants to the date of their exercise, unless he/she retires from his/her office due to years of age or other reasonable causes.

II. Succession of the Right(s) by inheritance may be possible only when the decedent has been a holder of the Right. Subsequent inheritance is not possible.

III. The Rights may not be exercised if such Rights have been put in pledged regardless of the period during the period from the date of grants to the date of their exercise.

IV. Other conditions for exercising the Rights will be stated in an agreement between the Company and each of the holders who will be granted the Rights, the terms and conditions of which will be abided by those herein and decisions of Board of Directors to be made hereunder.

(5) Capital and additional paid-in capital to be increased in the case that new shares will be issues on the exercise of Stock Options.

I. The capital to be increased in the case of issuance of new shares on the exercise of Stock Options is one half of limit of the capital calculated in accordance with Article 40 of the Corporation Accounting Rule (kaisha keisan kisoku), and shall be rounded up to the nearest yen.

II. The additional paid-in capital to be increased in the case of issuance of new shares on the exercise of Stock Options is the rest which subtracted the capital to be increased provided in I above from the limit of the increased capital provided in I above.

(6) Restriction on the transfer of Stock Options
Any transfer of Stock Options shall require the approval of the Board of Directors of the Company.

(7) Conditions to acquire the Stock Options:
The Company may acquire, for no consideration, any Stock Option on the date resolved at the board of directors in the following cases:

I. The general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall become an expired company, (ii) any corporate division agreement pursuant to which the Company shall become a split company (iii) any share exchange of share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company; or,

II. The Stock Options are non-exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of Stock Options provided in (4) above.

(8) Other conditions will be determined by the Board of Directors.

Item 4: Issuance of new equity subscription rights as stock options to Directors and Corporate Auditors

It is proposed that new share subscription rights as stock options (the "Rights") be granted to Directors (not to exceed a value of 26,205,000 yen in a year) and Corporate Auditors (not to exceed a value of 1,747,000 yen in a year) as non-pecuniary reward. The above reward will be granted in addition to and separate from maximum aggregate amounts of annual remunerations for Directors and Corporate Auditors. The Company has seven (7) Directors (inclusive of four (4) Outside Directors) and four (4) Corporate Auditors (inclusive of two (2) Outside Corporate Auditors), and when Item 1 is approved as proposed, there will be eight (8) Directors (inclusive of four (4) Outside Directors).

1. Reason for the grant of non-pecuniary reward to Directors and Corporate Auditors:
To raise the motivation and morale of Directors, and Corporate Auditors of the Company in order to improve Directors' business performance and to motivate Corporate Auditors to conduct a proper and due diligent audit of the operations of the Company.

2. Basic conditions of the Rights

(1) Number of common stock subject to the Rights:
Not more than 15,000 shares (to Directors)
Not more than 1,000 shares (to Corporate Auditors)

(2) Total number of units of the Rights:
Not to exceed 150 units (to Directors)
Not to exceed 10 units (to Corporate Auditors)

These numbers are included in the total number of rights proposed under Agenda Item 3 above.

(3) The price for subscription of new shares to exercise the Rights:
The subscription price per share of the Right will be determined at the higher of 1.05 of average market quotation of the shares of the Company at the closing of each trading date on the Tokyo Stock Exchange during the month that precedes the month in which the Right is granted, or the closing price at the date of grant of the Rights.

(4) Valid Terms for exercising the rights:
The valid terms for exercising the Rights will be certain period that fall within July 1, 2010 and March 31, 2014, which will be determined by the Board of Directors.

(5) Other conditions will be determined by the Board of Directors.

Note:

This summary translation is for reference purposes only. An original and authentic copy of this document is available in Japanese on Elpida Memory's website.

June 24, 2008
Elpida Memory, Inc.

Dear Shareholders

Resolutions of Ordinary General Shareholders Meeting following the Close of the 9th Fiscal Year

We are pleased to inform you that the Ordinary General Shareholders Meeting following the close of the 9th Fiscal Year was held today on June 24, 2008. At the meeting, following reporting items were delivered and resolutions were made as proposed:

Matters reported:

1. Report on Business Report, Consolidated Financial Statements for the 9th fiscal year (from April 1, 2007 to March 31, 2008) and the results of audit of the Consolidated Financial Statements by registered Public Accountants and the Board of Corporate Auditors.
2. Report on Non-Consolidated Financial Statements for the 9th fiscal year (from April 1, 2007 to March 31, 2008).

Matters resolved:

Item 1:	Election of eight (8) Directors
Item 2:	Election of one (1) alternate Corporate Auditor
Item 3:	Issuance of new equity subscription rights as stock options
Item 4:	Issuance of new equity subscription rights as stock options to Directors and Corporate Auditors

Thank you and regards,

Yukio Sakamoto
Representative Director and CEO

* Please note that no year-end dividends of the 9th Fiscal Year is paid.

Note:
This summary translation is for reference purposes only. An original and authentic copy of this document is available in Japanese on Elpida Memory's website.

Enclosures

ANNEX B

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2008/6/11	Elpida and Qimonda Conclude Final Agreements for Strategic Technology Development Partnership	I
2.	2008/6/11	Elpida Memory Announces Executive Personal Changes	II
3.	2008/6/20	NEC Electronics and Elpida Agree to Establish Joint Venture in Display Driver ICs	III
4.	2008/7/10	NUMONYX AND ELPIDA COLLABORATE TO DELIVER NOR FLASH MEMORY THROUGH 300MM FAB	IV
5.	2008/7/28	Elpida Memory Appoints New Hiroshima Plant Manager	V
6.	2008/8/6	Elpida and Suzhou Venture Group to Establish Manufacturing Joint Venture in China	VI
7.	2008/8/7	Consolidated Financial Report for the 1Q of FY2008	VII

EXHIBIT I

1. Elpida and Qimonda Conclude Final Agreements for Strategic Technology Development Partnership

ELPIDA Qimonda

News Release

FOR IMMEDIATE RELEASE

Elpida and Qimonda Conclude Final Agreements for Strategic Technology Development Partnership

Tokyo/Japan, Munich/Germany - June 11, 2008 – Elpida Memory, Inc. (Tokyo SE: 6665) and Qimonda AG (NYSE:QI), both leading global memory suppliers, today announced that they have signed final contracts for a strategic technology partnership on joint development of memory chips (DRAMs). The cooperation will help each partner to accelerate and further advance the leading technology position of both companies.

Based on Qimonda's know how with the innovative Buried Wordline technology and Elpida's advanced stack capacitor technology, the companies will jointly develop technology platforms and design rules. Specifically, the companies target to introduce a jointly developed innovative $4F^2$ cell concept in the 40nm generation already in 2010 and to subsequently scale it to the 30nm generation. Elpida and Qimonda will align their development activities at their respective sites in Hiroshima and Dresden, including the exchange of engineers. Additionally, the companies have agreed to explore joint development opportunities in the areas of Through Silicon Via Technology and future memories as well as potential manufacturing joint ventures opportunities.

Both companies have also established a broad cross licensing of Intellectual Property which allows both companies to operate with complete design freedom in developing products and technology.

"Since we started talking to Elpida, both companies have built an excellent relationship based on the common understanding of technology innovation. As such, we have been able to come extremely fast to the definitive joint development agreements," said Kin Wah Loh, President and CEO of Qimonda AG. "Building this technology partnership with Elpida now, is another major milestone on our strategic path. After having successfully transformed Qimonda to one of the broadest DRAM product suppliers and having introduced our new breakthrough Buried Wordline technology we are now realigning the partnership structure to support our non-PC diversified business model."

"By concluding contract discussions with Qimonda in a short period of time the two companies have laid the foundation for stronger cooperation," said Yukio Sakamoto, President and CEO of Elpida. "Bringing together Elpida's and Qimonda's technologies to accelerate the development of advanced products will also help Elpida to more quickly reach its goal of becoming the world's No.1 DRAM supplier."

-more-

About Elpida

Elpida Memory, Inc. (TSE 6665) is a leading manufacturer of Dynamic Random Access Memory (DRAM) integrated circuits. The company's design, manufacturing and sales operations are backed by world class technology expertise. Its 300mm manufacturing facilities, Hiroshima Plant and a Taiwan-based joint venture Rexchip Electronics, utilize the most advanced manufacturing technologies available. Elpida's advanced portfolio features such characteristics as high-density, high-speed, low power and small packaging profiles. The company provides DRAM solutions across a wide range of applications, including high-end servers, mobile phone and digital consumer electronics. More information can be found at http://www.elpida.com.

About Qimonda

Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in its financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contact:

Kumi Higuchi
Corporate Communication Group
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Qimonda Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

###

EXHIBIT II

2. Elpida Memory Announces Executive Personnel Changes

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Executive Personnel Changes

TOKYO, JAPAN, June 11, 2008 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the following executive appointments effective immediately.

Name	New appointment	Former Position
Yukio Sakamoto	President & CEO – In charge of Foundry Business Div., Hiroshima Plant Manager	President & CEO – In charge of Foundry Business Div.
Takao Adachi	Director – In charge of New Memory (Co-CTO), Quality Assurance, Corporate Communication Group, Business Development Office	Director – In charge of Technology & Development Office (CTO), Quality Assurance
Hideki Gomi	Executive Officer – In charge of DRAM R&D (Co-CTO)	Executive Officer Hiroshima Plant Manager, – In charge of Module Process
Takehiro Fukuda	Executive Officer, Chief Administrative Officer – In charge of Administration & Management Office, Risk Management Group	Executive Officer, Chief Administrative Officer – In charge of Administration & Management Office, Corporate Communication Group, Risk Management Group
Jiro Yamamoto	Executive Officer, Deputy Chief Officer of Business Development Office	Executive Officer, Business Development Office

-more-

About Elpida

Elpida Memory, Inc. (TSE 6665) is a leading manufacturer of Dynamic Random Access Memory (DRAM) integrated circuits. The company's design, manufacturing and sales operations are backed by world class technology expertise. Its 300mm manufacturing facilities, Hiroshima Plant and a Taiwan-based joint venture Rexchip Electronics, utilize the most advanced manufacturing technologies available. Elpida's advanced portfolio features such characteristics as high-density, high-speed, low power and small packaging profiles. The company provides DRAM solutions across a wide range of applications, including high-end servers, mobile phone and digital consumer electronics. More information can be found at http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contact:
Kumi Higuchi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT III

3. NEC Electronics and Elpida Agree to Establish Joint Venture in Display Driver ICs

ELPIDA

NEC

News Release

FOR IMMEDIATE RELEASE

NEC Electronics and Elpida Agree to Establish Joint Venture in Display Driver ICs

KAWASAKI and TOKYO, Japan, June 20, 2008 – NEC Electronics Corporation (TSE6723 "NEC Electronics") and Elpida Memory, Inc. (TSE6665 "Elpida") have agreed in principle to form a joint venture company in the field of display driver ICs.

NEC Electronics and Elpida have signed a Memorandum of Understanding to enter into a joint-venture agreement by the end of September 2008, and incorporate a new company by the end of 2008. NEC Electronics will hold approximately 80% and Elpida will hold approximately 20% of the new company stakes. The new company will engage in the development, design, and sale of display driver ICs. NEC Electronics and Elpida have also agreed in principle that, in addition to manufacturing at NEC Electronics, the new joint venture will outsource its production to Elpida's Hiroshima Plant. The two firms will work out the details of the plan as they move forward.

Display driver ICs are utilized to drive LCD or plasma displays for televisions, computer monitors, and other products. They are embedded in the periphery of the display panel, driving the panel to display the picture on the screen based on input display data.

NEC Electronics has been active in this business since 1989, when it commercialized a driver IC for large LCD panels used in personal computers and the likes. Since then, its product offerings in this field have included a PDP driver IC, which was commercialized in 1996, and a driver IC for small LCD panels commonly used in mobile phones, which was commercialized in 1997. These efforts have made the company one of the world's top manufacturers of the field. In the fiscal year ended March 2008, NEC Electronics recorded annual sales of approximately ¥80 billion in its display driver IC business with a 12% to 13% share of the worldwide market.

Meanwhile, Elpida has expanded its global presence since its establishment in December 1999 as Japan's only dedicated DRAM manufacturer. It has since grown to become the world's third-largest DRAM manufacturer, with sales of ¥405.5 billion for the fiscal year ended March 2008. Elpida's Hiroshima Plant has one of the largest 300mm fabs in the world with a monthly capacity of approximately 120,000 wafers and boasts the industry's leading manufacturing technology.

The basic agreement is the result of an alignment of views between NEC Electronics, which aims to grow its display driver IC business by boosting production efficiency, and Elpida, which aims to efficiently utilize its 300 mm production line.

-more-

The new joint venture company will develop process technology to accelerate die size shrinkage by applying Elpida's DRAM process technology to NEC Electronics' advanced driver IC development technology. In addition, the new company will pursue cost competitiveness through high-volume production of driver ICs utilizing a 300mm manufacturing line. NEC Electronics and Elpida aim to reinforce and expand the business by taking advantages of each company's strength.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets; system solutions for the mobile handset, PC peripheral, automotive and digital consumer markets; and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). More information about NEC Electronics worldwide can be found at www.necel.com.

About Elpida

Elpida Memory, Inc. (TSE 6665) is a leading manufacturer of Dynamic Random Access Memory (DRAM) integrated circuits. The company's design, manufacturing and sales operations are backed by world class technological expertise. Its 300mm manufacturing facilities, Hiroshima Plant and a Taiwan-based joint venture Rexchip Electronics, utilize the most advanced manufacturing technologies available. Elpida's advanced portfolio features such characteristics as high-density, high-speed, low power and small packaging profiles. The company provides DRAM solutions across a wide range of applications, including high-end servers, mobile phones and digital consumer electronics. More information can be found at http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Press Contacts:

Elpida
Kumi Higuchi
Elpida Memory, Inc
+81-3-3281-1648
press@elpida.com

NEC Electronics
Hisashi Saito
NEC Electronics Corp.
+81-44-435-1676
hisashi.saito@necel.com

###

EXHIBIT IV

4. NUMONYX AND ELPIDA COLLABORATE TO DELIVER NOR FLASH MEMORY THROUGH 300MM FAB

ELPIDA

numonyx™

News Release

FOR IMMEDIATE RELEASE

contact

Ray Solone
d: +1-916-356-1366
m: +1-916-580-9752
ray.solone@numonyx.com

Kumi Higuchi
d: +81-3-3281-1648
m: +81-80-1386-2599
press@elpida.com

NUMONYX AND ELPIDA COLLABORATE TO DELIVER NOR FLASH MEMORY THROUGH 300MM FAB

Companies Sign Letter of Intent to Enter into Foundry Agreement to Meet Customer Demand

GENEVA and TOKYO, July 10, 2008 – Elpida Memory, Inc. and Numonyx B.V. today announced they have signed a letter of intent to enter into a foundry agreement for Numonyx to utilize Elpida's leading-edge 300mm wafer fab in Hiroshima to manufacture NOR flash memory. The agreement will enable Numonyx to increase production while reducing the costs to make high-density NOR flash commonly used in mobile phones and embedded applications.

As the industry's largest provider of NOR flash memory, this agreement allows Numonyx to boost its ability to meet demand for its products, especially as it increases its focus on the embedded NOR market segment. The deal also allows Elpida to utilize its fab equipment efficiently and longer by engaging in both foundry and DRAM manufacturing using different generation technologies.

"The decision to partner with Elpida is good for our customers and good business," said Brian Harrison, president and chief executive officer at Numonyx. "As the leader in NOR flash memory, we are committed to provide leading-edge products on the most advanced manufacturing technology available. Working with Elpida means that we are able to collaborate with a proven technology company with highly-efficient facilities and large-scale capacity that can help us deliver on that promise in the most cost-effective way."

"I am very pleased to be partnering with a leading NOR flash memory company like Numonyx. Their innovative process design will enable Elpida to extend the life of production equipment." said Yukio Sakamoto, president and chief executive officer of Elpida. "We are going to leverage our world-class expertise in 300mm manufacturing technology to manufacture and supply high quality products for foundry customers."

Adding Elpida to the global Numonyx manufacturing supply network is part of the company's plans to serve both existing customers in need of long-life support as well as to prepare for growth. The company's existing 200mm facilities will continue to provide ample supply to many of its current customers that do not want to incur costs and complexities associated with re-qualifying its parts. However, with the added 300mm capacity, the company will be in a better position for growth in the wireless market segment where it already produces large volumes associated with its leading share in that segment.

The companies will begin technology transfer and development activities for Elpida's Hiroshima Plant soon, with initial production expected in the middle of next year. Elpida will allocate a portion of its impressive capacity of approximately 120,000 wafers per month to Numonyx for the production of both 65nm NOR flash products as well as the upcoming 45nm process technology. The combination of leading lithography and the industry leading 300mm sized wafers will help give Numonyx a considerable competitive advantage.

"Growth in the NOR market segment has traditionally come largely from handsets, but growth has been slowing in recent years," said Mark DeVoss, Senior Analyst with iSuppli Corporation. "However, growth in the embedded segment could account for their need for added NOR capacity, and the fact that Numonyx sought and secured capacity that is readily available from a qualified, reliable source like Elpida could mean good things for the NOR flash memory segment. This is certainly an efficient way for Numonyx to manage its business—from a financial standpoint it makes perfect sense."

Following today's LOI, Numonyx and Elpida plan to conclude their negotiations and finalize a definitive agreement within the current quarter.

About Numonyx

Numonyx designs and manufactures a full complement of integrated NOR, NAND and Phase Change non-volatile memory technologies and products to meet the increasingly sophisticated needs of customers in the wireless, data and embedded markets. Numonyx combines the technology and manufacturing expertise of the flash memory divisions of Intel Corporation and STMicroelectronics, and is dedicated to providing high density, low power memory technologies and packaging solutions to a global base of customers. Additional information about Numonyx is available at www.numonyx.com.

About Elpida

Elpida Memory, Inc. (TSE 6665) is a leading manufacturer of Dynamic Random Access Memory (DRAM) integrated circuits. The company's design, manufacturing and sales operations are backed by world class technological expertise. Its 300mm manufacturing facilities, consisting of its Hiroshima Plant and a Taiwan-based joint venture, Rexchip Electronics, utilize the most advanced manufacturing technologies available. Elpida's portfolio features such characteristics as high-density, high-speed, low power and small packaging profiles. The company provides DRAM solutions across a wide range of applications, including high-end servers, mobile phones and digital consumer electronics. More information can be found at http://www.elpida.com.

EXHIBIT V

5. Elpida Memory Appoints New Hiroshima Plant Manager

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Appoints New Hiroshima Plant Manager

TOKYO, JAPAN, July 28, 2008 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the appointment of a new Hiroshima Plant Manager effective August 1, 2008.

Name	New or Amended Appointment	Current Position
Yukio Sakamoto	–President & CEO	–President & CEO –Hiroshima Plant Manager
Hiroaki Akiyama	–Hiroshima Plant Manager –Vice President	– Deputy Hiroshima Plant Manager –Vice President

About Elpida

Elpida Memory, Inc. (Tokyo: 6665) is a leading manufacturer of Dynamic Random Access Memory (DRAM) integrated circuits. The company's design, manufacturing and sales operations are backed by world class technological expertise. Its 300mm manufacturing facilities, consisting of its Hiroshima Plant and a Taiwan-based joint venture, Rexchip Electronics, utilize the most advanced manufacturing technologies available. Elpida's portfolio features such characteristics as high-density, high-speed, low power and small packaging profiles. The company provides DRAM solutions across a wide range of applications, including high-end servers, mobile phones and digital consumer electronics. More information can be found at http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contact:
Kumi Higuchi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT VI

6. Elpida and Suzhou Venture Group to Establish Manufacturing Joint Venture in China

SVG

ELPIDA

FOR IMMEDIATE RELEASE

Elpida and Suzhou Venture Group to Establish Manufacturing Joint Venture in China

Suzhou, China and Tokyo, Japan, August 6, 2008 – Japan's Elpida Memory, Inc. and China's Suzhou Venture Group Co., Ltd. (SVG) today announced that they have agreed to establish a joint venture company by the end of 2008 to produce DRAM (Dynamic Random Access Memory) chips in Suzhou City of Jiangsu Province, China. The companies intend to build a 300mm wafer fabrication facility (fab) in Suzhou Industrial Park to meet growing DRAM demand in the Chinese market.

The joint venture, which will be located on a site area of 320,000 square meters, is expected to start operations in the first quarter of CY 2010. Initial production plans call for 40,000 wafers per month (wpm), rising to 80,000 wpm at a later stage. Elpida's 50nm DRAM process technology will be used at the beginning and migration to 40nm will take place as soon as the process is ready. Elpida will purchase 100% of the products manufactured at the fab.

Suzhou Industrial Park Administrative Committee (SIPAC) will be responsible for fab construction and infrastructure installation. The purchase of the manufacturing equipment for 40,000 wpm capacity will be funded by the new joint venture securing bank borrowings in addition to an equity investment of US$720 million shared by Elpida and SVG as well as a potential third-party investor(s). Elpida plans to hold 39% of the shares that will be issued by the new joint venture company, with the remaining 61% to be held by SVG and the potential third-party investor(s).

The total capital expenditure for the new fab up to 80,000 wpm capacity, in longer term, may reach approximately US$5 billion. Moreover, opportunities for an even larger expansion of capacity in Suzhou Industrial Park will also be considered.

"We believe it is critical to invest in the rapidly growing China market to better serve our customers," said Yukio Sakamoto, President and Chief Executive Officer of Elpida. "This joint venture opens an opportunity for Elpida to strengthen its production and marketing

profile in China and the entire Asian market. In addition, we can accomplish cost efficient investments based on shared capital expenditures and shared business risks."

According to SVG President Lin Xianghong, "Our SVG manages specialized funds focused on the hi-tech industry, especially the fields of semiconductors and ICs (integrated circuits). We're delighted to cooperate with Elpida and believe it will be a successful investment."

Suzhou Industrial Park is China's premier high-tech manufacturing hub for many Fortune 500 companies. In 2006 it was ranked #1 among China's top 20 development zones for the comprehensiveness of its infrastructure and its efficiency. Survey was conducted and sponsored by Chinese Academy of Social Sciences.

The joint venture combines cutting-edge DRAM technologies from Elpida, a leading DRAM maker, and venture capitalist SVG along with strong support from SIPAC. The combination is expected to result in highly competitive and leading-edge semiconductor products that will be made available to mainly China's domestic market. It will also contribute to regional economic development through local materials procurement and the creation of new jobs.

Gartner expects PC shipments in China to grow at a compound annual rate of 18% between 2007 and 2012 and reach approximately 80 million units or 18% of the worldwide shipments*. This growth will rapidly generate large DRAM demand in the Chinese market which the new joint venture can help satisfy.

The above-mentioned agreement to establish the joint venture company is subject to the final agreement among Elpida, SVG and the potential third-party investor(s), which is expected to be reached in the near future.

About Elpida

Elpida Memory, Inc. (Tokyo: 6665) is a leading manufacturer of Dynamic Random Access Memory (DRAM) integrated circuits. The company's design, manufacturing and sales operations are backed by world class technological expertise. Its 300mm manufacturing facilities, consisting of its Hiroshima Plant and a Taiwan-based joint venture, Rexchip Electronics, utilize the most advanced manufacturing technologies available. Elpida's portfolio features such characteristics as high-density, high-speed, low power and small packaging profiles. The company provides DRAM solutions across a wide range of applications, including high-end servers, mobile phones and digital consumer electronics. More information can be found at http://www.elpida.com.

About SVG

Suzhou Venture Group Co., Ltd. (SVG), founded on 28th September 2007, was reconstructed on the former local venture capital entity China-Singapore Suzhou Industrial Park Ventures Co., Ltd (CSVC). SVG is now a leading national investment corporation with registered Capital of three billion RMB (US$ 400M) and total cash and assets under management of about eight billion RMB (by July, 2008). SVG manages one of the largest PE Fund (Total size: RMB 10 billion) in China, SIP VC Fund of Funds (RMB 1 billion), Cowind Seed-Stage Fund (RMB 0.3 billion), a Fund Guarantee Company, and the Biobay as a bio- & nano-science innovation center.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

**Source: Gartner "Forecast: PCs, Asia/Pacific, June 2008 Update" Lillian Tay, 12 June 2008, GJ08383*

Elpida Press Contact:
Ms. Kumi Higuchi
Corporate Communication Group
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

EXHIBIT VII

7. Consolidated Financial Report for the 1Q of FY2008

August 7, 2008

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan
http://www.elpida.com/en/ir/

Elpida IR Contacts:
Kumi Higuchi / Shinya Oshima
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: 6665ir@elpida.com

Elpida Press Contact:
Kumi Higuchi
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Consolidated Financial Report for the 1Q of FY 2008

English translation from the original Japanese-language quarterly Kessan Tanshin

Business Results

1. Overview of Consolidated Business Results

(1) 1Q-FY 08 Operating Results (April 1, 2008 – June 30, 2008)

(Billions of yen)

	3 mo. ended Jun 30, 2008 (1Q-FY 08)	3 mo. ended Mar 31, 2008 (4Q-FY 07)	QoQ Change (%)	3 mo. ended Jun 30, 2007 (1Q-FY 07)	YoY Change (%)
Premier DRAM	45.8	44.4	*+3.1*	60.6	*-24.4*
Computing DRAM	63.4	46.0	*+38.0*	48.9	*+29.7*
Net sales	109.2	90.4	*+20.8*	109.5	*-0.2*
Gross profit (loss)	(1.0)	(9.1)	-	17.5	-
Operating income (loss)	(15.6)	(25.9)	-	3.7	-
Ordinary income (loss)	(15.4)	(30.7)	-	3.7	-
Net income (loss)	(13.8)	(29.2)	-	14.6	-

Note: Computing DRAM sales consist of DRAMs used in servers and personal computers. Premier DRAM sales consist of DRAMs used in digital consumer electronics & mobile devices and other sales.

In the 1Q (April 1 to June 30, 2008) the drawn-out subprime loan problem in the U.S. and global inflationary fears triggered by rapid price increases for crude oil and various raw materials contributed to lower business confidence in the advanced industrialized countries except Europe. But because economic conditions were more steady in Europe and in the developing economies (e.g., BRIC countries), shipments of PCs (the biggest DRAM application) grew slightly more than 10% YoY. Also, while the upcoming Beijing Olympics have generated no special demand, there has been favorable shipment activity centering on LCD TVs. These shipments led to solid DRAM demand. Helped by this solid demand, and by improved DRAM market prices, Elpida's business showed better results compared with the previous quarter.

Looking at overall DRAM price trends, contract selling prices for 1 gigabit DDR2 SDRAM, a leading PC DRAM product, turned higher and the average spot price for this product increased 4%[1] QoQ. Elpida believes that one of the reasons for the price increase was led by steady demand for notebook PC memory modules composed of 1 gigabit DRAMs.

[1] Source: DRAMeXchange

In regard to Group manufacturing operations, efforts were made to enhance manufacturing capabilities and productivity at Rexchip Electronics Corporation (Rexchip), a DRAM production joint venture, and the Hiroshima Plant, Elpida's domestic manufacturing facility. This boosted Elpida's product supply capabilities and produced QoQ bit growth of 26%, higher than the previous forecast of 15-20% growth the company announced last April. The average selling price (ASP) fell 3% QoQ, partly because of a higher sales ratio but lower price (relative to Premier DRAM products) for PC DRAM products (which did in fact see a price rise in the 1Q).

As a result, 1Q net sales rose 21% QoQ to 109.2 billion yen, leading to a smaller gross loss of 1.0 billion yen (losses were reduced by 8.0 billion yen against the previous quarter) and a smaller operating loss of 15.6 billion yen (losses down 10.3 billion yen QoQ). Key to the improved performance was higher selling prices for PC DRAM and lower costs backed by increases in productivity at Rexchip and the Hiroshima Plant. Because of the above reasons and foreign exchange gains booked to non-operating income, an ordinary loss 15.4 billion yen (losses down 15.3 billion yen QoQ) was recorded. Thanks to continuous cost reductions at Rexchip, equity in earnings turned to the black. Lastly, a net loss of 13.8 billion yen in the quarter (losses down 15.5 billion yen QoQ) is explained mainly by a 1.4 billion yen loss on revaluation of investment securities and a 3.4 billion yen income tax adjustment.

□ Premier DRAMs

Despite a slowing global economy market, the market for digital consumer electronic devices remained firm. However, declining product prices put stronger downward pricing pressure on some DRAM products. Also, demand for DRAMs used in mobile phones was weak as in the previous quarter. Given this business environment, Premier DRAM net sales were a sluggish 45.8 billion yen (up 3% QoQ). Elpida is moving forward with process migration to 70nm process technology for Premier DRAMs in order to enhance performance and reduce costs.

□ Computing DRAMs

In the Computing DRAM business, a higher volume of supply from Rexchip enabled Elpida to meet stronger demand, particularly for DRAM modules used in notebook PCs. A rise in contract prices for 1 gigabit DRAMs, a leading DRAM product, also contributed, resulting in sales of 63.4 billion yen (up 38% QoQ). During the quarter the ratio of 1 gigabit products to overall Computing DRAM sales was about 80%. In regard to manufacturing, the migration to 65nm continued at the Hiroshima Plant and Rexchip and yields saw steady improvement.

2. Financial Conditions

(1) Assets, Liabilities and Shareholders' Equity

Compared with the end of the previous fiscal year, total assets rose 10.6 billion yen to 765.0 billion yen, as accounts receivable-trade increased due to higher sales although tangible fixed assets decreased owing to continuing depreciation. Interest-bearing debt rose 28.3 billion yen to 317.3 billion yen, mainly because executed sale-and-leaseback transactions produced an increase in lease obligations. Net assets fell 6.7 billion yen to 341.1 billion yen, largely because net losses booked in the quarter reduced retained earnings and foreign currency transaction adjustments decreased.

(2) Cash Flows

In the 1Q operating activities generated a net outflow of 16.0 billion yen, mainly because of a quarterly loss before income taxes and an increase in accounts receivable-trade. Investing activities produced a net outflow of 13.9 billion yen. While partial payment was received in regard to last year's sale of 200mm wafer manufacturing equipment, in the same quarter payments were made on a portion of manufacturing equipment purchases. Financing activities provided a net inflow of 28.3 billion yen partly because of sale-and-leaseback transactions.

As a result cash and cash equivalents at the end of the 1Q fell 0.6 billion yen against the end of the previous fiscal year to 96.3 billion yen. Also, free cash flow (a combination of net cash used by operating activities and net cash used in investing activities) saw a net outflow of 29.9 billion yen.

3. 2Q of FY 2008 and Full-Term Outlook

An imbalance in supply and demand in the PC DRAM market can result in extreme price volatility. Also, a precise forecast of future PC DRAM prices is quite difficult. Since extreme price volatility can strongly affect business results Elpida is not presenting earnings forecasts. Instead, as shown below, the company is presenting several estimates relevant to the second quarter of FY 2008 that can be used as a general guideline.

[Quarterly estimates]

	1Q-FY 08 (Actual)	2Q-FY 08 (Estimate)
QoQ bit growth	26%	10%
QoQ ASP change	-3%	N/A
Depreciation and amortization	25.5	26.0
Selling, general and administrative expenses	14.6	15.0

Note 1: Unit is billions of yen unless otherwise specified.
Note 2: Figures in the forecast are approximations.

[Yearly estimates]

	FY 2008 (Estimate)	
	Announced on Apr 25	Announced on Aug 7
YoY bit growth	70%	80-90%
Depreciation and amortization	100.0	107.0
Selling, general and administrative expenses	60.0	60.0
CAPEX and investment in Rexchip	100.0	120.0

Note 1: Unit is billions of yen unless otherwise specified.
Note 2: Figures in the forecast are approximations.

Elpida is revising up the forecast for YoY bit growth from 70% announced in its guidance issued in April to 80-90%. The reason for the upward revision is that productivity gains at Rexchip and the Hiroshima Plant are exceeding the expectations Elpida had at the beginning of the fiscal year.

Also, in regard to the total for CAPEX and the amount of capital investment in Rexchip, Elpida is revising this figure higher from the April guidance figure of 100.0 billion yen to 120.0 billion yen. The main reason for the change is a higher investment in technology migration at the Hiroshima Plant. Consequently, the company is revising its FY 2008 depreciation forecast to 107.0 billion yen.

4. Others

(1) Changes in significant subsidiaries in the quarter ended June 30, 2008 (changes in specified subsidiaries resulting in changes in scope of consolidation)

On April 1, 2008, Elpida merged Hiroshima Elpida Memory, Inc., a 100% owned subsidiary of the company, into its operations. As a result, the number of consolidated subsidiaries was reduced due to this merger.

(2) Adoption of simplified accounting methods for quarterly reporting

None.

(3) Changes in accounting policies, procedures, and presentations, etc.

a.) Application of "Accounting Standards for Quarterly Financial Reporting"

The "Accounting Standards for Quarterly Financial Reporting" (Accounting Standards Board of Japan (ASBJ) Statements No.12, March 14, 2007) and "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14, March 14, 2007) are applied from this fiscal year. Quarterly financial statements are prepared in accordance with "Rules for Quarterly Consolidated Financial Statements."

b.) Valuation standard and method for inventories

Adoption of the "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) from this period has changed the valuation basis for inventories to the cost method (which writes off the book value of inventories based on decreases in profitability). The change has no impact on income.

c.) Application of "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements"

The "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ Practical Issues Task Force No. 18, May 17, 2006) is applied from this period and necessary modifications have been made for consolidation. The impact of the change on income is immaterial.

Forward-looking Statements

Forecasts included in this document are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to its supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. Elpida disclaims any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2008	As of June 30, 2008	Change
(Assets)			
I Current assets			
1. Cash and deposits	97,564	96,922	(642)
2. Note and accounts receivable, trade	69,442	92,399	22,957
3. Finished goods	34,304	42,290	7,986
4. Semi-finished goods	16,682	10,714	(5,968)
5. Raw materials	2,089	996	(1,093)
6. Work in process	19,699	17,042	(2,657)
7. Supplies	1,580	1,545	(35)
8. Accounts receivable, other	21,381	11,492	(9,889)
9. Other current assets	9,284	9,332	48
10. Allowance for doubtful accounts	(2,454)	(2,502)	(48)
Total current assets	269,571	280,230	10,659
II Fixed assets			
1. Property, plant and equipment, net			
Buildings and structures	71,581	70,833	(748)
Machinery and equipment	265,834	263,120	(2,714)
Furniture and fixtures	24,995	24,951	(44)
Land	4,206	4,206	0
Construction in progress	21,255	17,530	(3,725)
Total Property, plant and equipment, net	387,871	380,640	(7,231)
2. Intangible fixed assets			
Goodwill	1,944	1,896	(48)
Others	6,261	6,006	(255)
Total intangible fixed assets	8,205	7,902	(303)
3. Investments and other assets			
Investment securities	80,690	85,446	4,756
Others	8,042	10,767	2,725
Total investments and other assets	88,732	96,213	7,481
Total fixed assets	484,808	484,755	(53)
Total assets	754,379	764,985	10,606
(Liabilities)			
I Current liabilities			
1. Accounts payable, trade	56,260	58,059	1,799
2. Current portion of long-term loans	38,400	38,400	0
3. Lease obligation	7,020	11,547	4,527
4. Accounts payable, other	30,999	22,756	(8,243)
5. Income tax payable	996	1,011	15
6. Provision	2,831	1,419	(1,412)
7. Other current liabilities	17,872	14,482	(3,390)
Total current liabilities	154,378	147,674	(6,704)
II Long-term liabilities			
1. Bond	160,000	160,000	0
2. Long-term loans	81,800	81,800	0
3. Lease obligation	1,841	25,579	23,788
4. Provision	3,262	3,560	298
5. Other long-term liabilities	5,223	5,245	22
Total long-term liabilities	252,126	276,184	24,058
Total liabilities	406,504	423,858	17,354

(1) Consolidated Balance Sheets (continued)

(Millions of yen)

	As of March 31, 2008	As of June 30, 2008	Change
(Net assets)			
I Shareholders' equity			
1. Capital stock	155,611	155,656	45
2. Additional paid-in capital	166,653	166,698	45
3. Retained earnings	34,445	20,744	(13,701)
4. Treasury stock	(3)	(4)	(1)
Total shareholders' equity	356,706	343,094	(13,612)
II Valuation and translation adjustments			
1. Unrealized losses on marketable securities	(1,329)	(75)	1,254
2. Deferred gains or losses on hedges	(545)	(484)	61
3. Foreign currency translation adjustments	(7,105)	(1,586)	5,519
Total valuation and translation adjustments	(8,979)	(2,145)	6,834
III Stock subscription rights	148	178	30
Total net assets	347,875	341,127	(6,748)
Total liabilities and net assets	754,379	764,985	10,606

(2) Consolidated Statements of Operations

(Millions of yen)

Account	Three-month period ended June 30, 2007	Ratio (%)	Three-month period ended June 30, 2008	Ratio (%)	Change Increase or decrease
I Net sales	109,482	100.0	109,221	100.0	(261)
II Cost of sales	92,027	84.1	110,239	100.9	18,212
Gross profit (loss)	17,455	15.9	(1,018)	(0.9)	(18,473)
III Selling, general and administrative expenses	13,712	12.5	14,604	13.4	892
Operating income/(loss)	3,743	3.4	(15,622)	(14.3)	(19,365)
IV Non-operating income					
1. Interest income	427		102		(325)
2. Foreign exchange gains	1,038		2,398		1,360
3. Others	236		482		246
V Non-operating expenses					
1. Interest expense	1,003		1,339		336
2. Maintenance costs for unemployed assets	-		621		621
3. Others	705		806		101
Ordinary income/(loss)	3,736	3.4	(15,406)	(14.1)	(19,143)
VI Extraordinary income					
Gain on sales of property, plant and equipment	22,112	20.2	8	0.0	(22,104)
VII Extraordinary losses					
1. Loss on revaluation of investment securities	-		1,351	1.2	1,351
2. Loss on sales of property, plant and equipment	1	0.0	3	0.0	2
3. Loss on disposal of property, plant and equipment	801	0.7	31	0.0	(770)
4. Others	2,620	2.4	—	—	(2,620)
Income/(loss) before income taxes	22,426	(20.5)	(16,783)	(15.4)	5,643
Income taxes					
Current	4,269	3.9	427	0.4	(3,842)
Deferred	3,603	3.3	(3,441)	(3.2)	(7,044)
Total income taxes	7,872	7.2	(3,014)	(2.8)	(10,886)
Net income/(loss)	14,554	13.3	(13,769)	(12.6)	(28,323)

Note: "Income taxes" consists of corporate tax, inhabitant tax, business tax.

(3) Consolidated Statements of Cash Flows

(Millions of yen)

	Three-month period ended		Change
	June 30, 2007	June 30, 2008	increase or decrease
I Operating activities			
Loss before income taxes	22,426	(16,783)	(39,209)
Depreciation and amortization	22,066	25,491	3,425
Increase in allowance for doubtful accounts	(331)	(1,357)	(1,026)
Interest and dividend income	(427)	(102)	325
Interest expense	1,003	1,339	336
Foreign exchange gains	(2,331)	(2,379)	(48)
Gain on sales of property, plant and equipment	(22,113)	(5)	22,108
Loss on disposal of property, plant and equipment	801	31	(770)
Loss on revaluation of investment securities	-	1,351	1,351
Increase in accounts receivable, trade	28,807	(20,607)	(49,414)
Decrease in inventories	1,503	1,992	489
Increase in accounts receivable, other	(2,403)	(1,004)	1,399
Increase in accounts payable, trade	3,884	1,653	(2,231)
Decrease in accounts payable, other	(2,311)	(2,488)	(177)
Others	3,777	(2,444)	(6,221)
Subtotal	54,351	(15,312)	(69,663)
Interest and dividend received	377	377	0
Interest paid	(506)	(702)	(196)
Income taxes paid	(2,295)	(387)	(1,908)
Net cash provided by operating activities	51,927	(16,024)	(67,951)
II Investing activities			
Disbursements for time deposits	-	(564)	(564)
Withdrawal of time deposits	818	623	(195)
Purchases of property, plant and equipment	(52,130)	(23,419)	28,711
Proceeds from sales of property, plant and equipment	2,960	10,919	7,959
Purchases of intangible fixed assets	(341)	(293)	48
Increase in long-term prepaid expenses	(596)	(1,166)	(570)
Others	(58,311)	(6)	(6)
Net cash used in investing activities	(107,600)	(13,906)	93,694
III Financing activities			
Proceeds from issuance of stock	747	89	(658)
Proceeds from sale-and-leaseback transactions	10,155	32,831	22,676
Repayments of obligation under capital leases	(5,211)	(4,586)	625
Purchases of treasury stock	(0)	(0)	0
Net cash provided by financing activities	4,800	28,334	23,534
IV Effect of exchange rates changes on cash and cash equivalents	1,488	978	(510)
V Net increase (decrease) in cash and cash equivalents	(49,385)	(618)	48,767
VI Cash and cash equivalents at beginning of the year	165,546	96,955	(68,591)
VII Cash and cash equivalents at end of the year	116,160	96,337	(19,823)

Free cash flow (I+II)	(55,673)	(29,930)	25,743

Appendix (Unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Apr-Jun 2007 (1Q-FY 07)		Jul-Sep 2007 (2Q-FY 07)		Oct-Dec 2007 (3Q-FY 07)		Jan-Mar 2008 (4Q-FY 07)		Apr-Jun 2008 (1Q-FY 08)	
		%		%		%		%		%
Net sales	109,482	100.0	111,555	100.0	94,047	100.0	90,397	100.0	109,221	100.0
Gross profit (loss)	17,455	15.9	19,764	17.7	5,180	5.5	(9,059)	-10.0	(1,018)	-0.9
Selling, general and administrative expenses	13,712	12.5	13,624	12.2	14,120	15.0	16,824	18.6	14,604	13.4
Operating income (loss)	3,743	3.4	6,140	5.5	(8,940)	-9.5	(25,883)	-28.6	(15,622)	-14.3
Income (loss) before income taxes	22,426	20.5	1,216	1.1	(13,019)	-13.9	(31,690)	-35.1	(16,783)	-15.4
Net income (loss)	14,554	13.3	3,274	2.9	(12,129)	-12.9	(29,241)	-32.3	(13,769)	-12.6
EBITDA(1)	45,495	41.6	25,229	22.6	12,088	12.9	(5,506)	-6.1	10,047	9.2
Average exchange rate (Yen to a U.S. Dollar)	119.02		120.40		114.07		109.12		102.56	

2. Selected Consolidated Financial Data

(Figures in millions of yen otherwise specified)

	Jun 30, 2007 (1Q-FY 07)	Sep 30, 2007 (2Q-FY 07)	Dec 31, 2007 (3Q-FY 07)	Mar 31, 2008 (4Q-FY 07)	Jun 30, 2008 (1Q-FY 08)
Cash and time deposits	116,467	96,954	97,496	97,564	96,922
A/R collection period(2)	65 days	61 days	69 days	69 days	76 days
Inventory holding period(3)	53 days	62 days	78 days	67 days	59 days
Interest-bearing debt(4)	223,511	206,535	224,108	289,061	317,326
Net D/E ratio(5)	0.27 times	0.28 times	0.33 times	0.55 times	0.65 times
Shareholders' equity ratio(6)	51.4%	51.0%	49.6%	46.1%	44.6 %

3. Selected Consolidated Statements of Cash Flows

(Millions of yen)

	Apr-Jun 2007 (1Q-FY 07)	Jul-Sep 2007 (2Q-FY 07)	Oct-Dec 2007 (3Q-FY 07)	Jan-Mar 2008 (4Q-FY 07)	Apr-Jun 2008 (1Q-FY 08)
Net cash provided by operating activities	51,927	31,870	13,188	(13,883)	(16,024)
Net cash used in investing activities	(107,600)	(72,935)	(30,957)	(48,902)	(13,906)
Net cash provided by (used in) financing activities	4,800	23,504	17,649	64,701	28,334
Free cash flow	(55,673)	(41,065)	(17,769)	(62,785)	(29,930)

(1) EBITDA = Income (loss) before income taxes + Interest expense + depreciation and amortization
(2) A/R collection period (days) = Accounts receivable, trade / Average monthly net sales x 30 days
(3) Inventory holding period (days) = Inventories / Average monthly cost of sales x 30 days
(4) Interest-bearing debt = Bond + Short-term debt + Long-term debt + Obligation under capital leases
(5) Net D/E ratio (times) = (Interest-bearing debt – Cash and time deposits) / (Total net assets – Share subscription rights)
(6) Shareholders' equity ratio (%) = (Total net assets – Share subscription rights) / Total Assets x 100

END